

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 24, 2007

Ms. M. Susan Hardwick
Vice President, Controller and Assistant Treasurer
Vectren Corporation
One Vectren Square
Evansville, IN 47708

> **Re:** **Vectren Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 16, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-15467**

Dear Ms. Hardwick:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Business, page 4

Coal Mining, page 9

1. Please tell us your consideration of providing the detailed disclosures required by
    Industry Guide 7 with respect to your current and anticipated coal mining
    operations. If you have concluded that such disclosure is not required due to
    immateriality, please tell us the basis for your conclusion.

Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 18

Executive Summary of Consolidated Results of Operations, page 18

2. Reference is made to your disclosure of the following non-GAAP measures:
    earnings, excluding the results of synfuel-related activities (on page 18);
    Nonutility Group earnings and earnings growth, excluding the effects of a lawsuit
    (on page 19); and per share earnings of the Utility Group and Nonutility Group
    (on pages 21 and 31). Please revise your disclosures with respect to each of these
    non-GAAP measures to address the following:
    o   Identify the measure as a non-GAAP measure of performance;
    o   Provide a reconciliation of the non-GAAP measure to the most directly
        comparable measure calculated in accordance with GAAP;
    o   Disclose how the measure is used by management and in what way the
        measure provides meaningful information to investors; and
    o   Disclose the material limitations associated with the use of the non-GAAP
        measure and the manner in which management compensates for the
        limitations when using the non-GAAP measure.
    Refer to Item 10(e) of Regulation S-K and Questions 8 and 11 of our "Frequently
    Asked Questions Regarding the Use of Non-GAAP Measures," available on our
    website at www.sec.gov.

Results of Operations of the Nonutility Group, page 31

3. We note your discussion of material changes in net income between periods.
    Please revise to also discuss significant changes in other financial statement line
    items, such as revenues. Additionally, where you describe two or more business
    reasons that contributed to a material change in a financial statement line item,
    ensure you quantify the extent to which each change contributed to the overall
    change in that line item. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Statements of Income, page 49

4. Please explain to us the circumstances that justify presenting equity in earnings of unconsolidated affiliates as a component of income before income taxes rather than presenting this item between income before income taxes and net income. Refer to Rule 5-03(b)(13) of Regulation S-X.

Note 3. Investments in Unconsolidated Affiliates, page 57

5. With respect to your investment in ProLiance Energy, LLC, please disclose your percentage ownership interest as well as your percentage voting interest and your percentage interest in earnings and losses. Also disclose the reasons why your application of the equity method is considered appropriate. Refer to paragraph 20(a) of APB 18.

Note 14. Rate & Regulatory Matters, page 78

MISO, page 80

6. Please tell us and disclose how you account for sales and purchases of power to and from the MISO. Specifically address whether you account for these transactions on a gross or net basis.

Item 9A. Controls and Procedures, page 88

7. You state that your certifying officers concluded that your disclosure controls and procedures were effective "to ensure that the information required to be disclosed and filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Note 9. Common Stock Offering, page 11

8. Please tell us in detail how you are accounting for the equity forward sale agreement and the basis in GAAP for your accounting. In this connection, it appears based on your disclosure in Form 424B5 filed February 23, 2007 that the initial forward sale price is subject to adjustment based on a floating interest rate factor. Please ensure you address in your response your consideration of this particular feature of the equity forward sale agreement in determining the appropriate accounting for the transaction. Notwithstanding the preceding, please revise your future filings to disclose this and any other pertinent terms of the equity forward sale agreement.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief